UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
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Exchange Act of 1934 (Amendment No.  )
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Ohio Legacy Corp.

(Name of Registrant as Specified In Its Charter)

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
VOTING INFORMATION
PROPOSAL 1
EXECUTIVE OFFICERS
COMPENSATION OF DIRECTORS
COMPENSATION OF EXECUTIVE OFFICERS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
PRINCIPAL ACCOUNTANT FEES AND SERVICES
INFORMATION REGARDING BOARD MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING
OTHER MATTERS

OHIO LEGACY CORP
2375 BENDEN DRIVE SUITE C
WOOSTER, OHIO 44691

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:
The 2008 Annual Meeting of Shareholders of Ohio Legacy Corp will be held at 10:00 AM on April 24, 2008, at the Wooster Country Club, located at 1251 Oak Hill Road, Wooster, Ohio for the following purposes:
1.	To elect five (5) Class II directors to serve until the 2010 Annual meeting and until their successors are elected and qualified.

2.	To act upon such other matters as may properly come before the Annual Meeting or any adjournments thereof.
Shareholders of record as of close of business on March 3, 2008, are entitled to notice of and to vote at the Annual Meeting.
Whether you expect to attend the meeting or not, please mark, date, sign and return the enclosed proxy in the enclosed, self-addressed envelope as promptly as possible. You have the option to revoke your proxy at any time prior to the Annual Meeting regardless of your voting method, or to vote your shares personally on request if you attend the meeting.
By Order of the Board of Directors
Daniel H. Plumly
Secretary and Chairman
March 15, 2008

OHIO LEGACY CORP
2375 BENDEN DRIVE SUITE C
WOOSTER, OHIO 44691
PROXY STATEMENT
VOTING INFORMATION
The accompanying proxy is solicited by the Board of Directors of the Company and will be voted in accordance with the instructions given, unless revoked. If no direction is indicated, such shares will be voted in favor of the election to the Board of Directors of the nominees named in this Proxy Statement. A shareholder may revoke his or her proxy without affecting any vote previously taken by giving notice to the Secretary of the Company in writing or in person at the Annual Meeting.
The record date for determination of shareholders entitled to vote at the Annual Meeting is
March 3, 2008. On that date, the number of outstanding common shares, without par value, of the Company was 2,214,564. Each shareholder will be entitled to one vote per share on all matters to be submitted at the Annual Meeting. Shareholders representing the majority of the then outstanding shares entitled to vote at the Annual Meeting shall constitute a quorum. An abstention will be considered present at the meeting for purposes of determining a quorum, but will not be counted as voting for or against the issue to which it relates.
The approximate date upon which this Proxy Statement and proxy will first be mailed to shareholders is March 15, 2008. All costs associated with the solicitation of proxies will be paid by the Company. Proxies will be solicited primarily by mail, but certain officers and employees of the Company, or its subsidiary, Ohio Legacy Bank, N.A., may solicit proxies, personally or by telephone, without additional compensation.
PROPOSAL 1
ELECTION OF DIRECTORS
The terms of office of the current Class II directors of the Company will expire on the day of the 2008 Annual Meeting, upon the election of their successors. The board is also nominating Thomas W. Schervish as a Class II Director.
Proxies will be voted for the election of the following Class II director nominees to serve for two-year terms expiring in 2010 and until their successors are elected and qualified as Class II Directors: Robert F. Belden, Gregory A. Long, Melvin J. Yoder, D. Michael Kramer and Thomas W. Schervish. Messrs. Belden, Long, Schervish and Yoder have been determined by the Board of Directors to be independent under the rules of the National Association of Securities Dealers (NASD). All nominees have consented to be named in this Proxy Statement and have agreed to serve if elected. If, prior to election, any nominee becomes unable or unwilling to serve, and the number of directors is not decreased accordingly, proxies will be voted for such other nominee as the Board of Directors may select. However, the Company has no reason to believe that any of the nominees will not be available. Biographical information is set forth below for each nominee for director and each director who will continue in office after the Annual Meeting.
The nominees who receive the greatest number of votes for the director positions to be filled will be elected to those positions.
The Board of Directors recommends that you vote FOR election of the Company’s nominees for director.

Nominees to the Board of Directors
Class II Directors — Term ending in 2010
Robert F. Belden (age 60)
Director since 1999, Independent, Chairman of the Compensation Committee
Since 1995, Mr. Belden has served as the President of the Belden Brick Company, a company based in Canton since 1885. From 1983 to 1995, Mr. Belden served as the Vice President of Marketing for Belden Brick. Mr. Belden served as a director of Signal Corporation and Signal Bank, N.A., from 1988 to 1999. He graduated from the University of Notre Dame in 1969 with a B.S. degree in Mathematics and then graduated from the University of Michigan Graduate School of Business in 1971. Mr. Belden has been very active in community affairs including the American Red Cross, Canton Regional Chamber of Commerce, Junior Achievement of Stark County, Stark County Foundation and other community groups. Mr. Belden is also a director of Ohio Legacy Bank.
Gregory A. Long (age 58)
Director since 1999, Independent, Audit Committee Financial Expert
Mr. Long is a licensed CPA with over 30 years experience as an accountant. He graduated from Kent State University in 1971, and currently serves as the President of Long, Cook & Samsa, Inc., CPA’s of Wooster. Mr. Long is actively involved as past President of the Wayne County Historical Society and Buckeye Council, Inc., Boy Scouts of America. He is also past Chairman of the Wooster Area Chamber of Commerce, Treasurer of the Wooster Rotary Club, board member of the Wooster Youth Baseball and The Village Network, Troop Committee Chairman of Boy Scout Troop 61 of Wooster, and a Trustee for the College of Wooster. He is retired from the Army Reserve as a Lieutenant Colonel. Mr. Long is also a director of Ohio Legacy Bank.
Melvin J. Yoder (age 62)
Director since 2005, Independent
Mr. Yoder is Vice President and Corporate Operations Officer of Yoder Lumber Co., Inc., of Millersburg, Ohio and has been in a management role with the Company since 1970. He is also part owner of Tri-County Lumber, LLC, and Buckhorn Woods, LLC, which are real estate holding companies, and Rolling Ridge Woods, LLC, a log and timber procurement company. Mr. Yoder currently serves on the board of Joel Pomerene Foundation and the East Holmes Council. He served as past President of the Ohio Forestry Association. Mr. Yoder is also a director of Ohio Legacy Bank.
D. Michael Kramer (age 50)
Director since 2006, President and CEO of the Company
Mr. Kramer joined the Company in May of 2005 as Executive Vice President and Chief Operating Officer and was appointed President and CEO of the Company on January 1, 2006. From 1999 through 2004 Mr. Kramer served as Executive Vice President of Integra Bancorporation, a $3.0 billion community bank holding company, headquartered in Evansville Indiana. Before joining Integra, Mr. Kramer was Senior Vice President and Manager of the Financial Institutions Division of Star Bancorporation (now US Bank). Mr. Kramer received a Bachelor of Arts degree in 1980 from Grove City College, where he now serves as a member of the Entrepreneurship Advisory Council. Mr. Kramer serves on the Board of Trustees and as Treasurer of Main Street Wooster, the Executive Committee of the Wayne County Economic Development Council, the Board of Trustees and Nominating Committee of the Canton Symphony Orchestra, the Board of the Wayne Center for the Arts and the Wayne County Young Life Committee. Mr. Kramer is also a director of Ohio Legacy Bank.
THOMAS W. SCHERVISH (age 67)
Director Nominee, Director of Ohio Legacy Bank since 1999, Independent
Since 1968 Mr. Schervish has been the owner and President of Stark Management Services, Inc. The company provides bookkeeping, management and consulting services to restaurants and other local businesses throughout Stark County. Mr. Schervish graduated from the University of Detroit with a B.S. in Marketing. Mr. Schervish is very active in community affairs, serving on the Pro Football Hall of Fame Board of Directors, The Stark Development Board, Canton Rotary Club, Junior Achievement, Downtown Redevelopment Organization, Stark Community Foundation, among many others. Mr. Schervish was a founding director of the Company and after going off the board of the Company in 2005, while remaining on the board of the Bank, he is being re-nominated for a seat on the Company’s Board of Directors.
Continuing Directors
Class I Directors — Term ending in 2009
J. Edward Diamond (age 69)
Director since 1999, Independent, Chairman of the Corporate Governance and Nominating Committee
Mr. Diamond, a private investor since 1984 in the Canton area, is the retired Chairman of Glendale Oxygen Company, a Canton-based supplier of cryogenic gases and welding supplies. He has served on the boards of Arrowhead Country Club, The Canton Club, The Canton Ballet and The Canton Symphony Orchestra Association. He is a graduate of the University of Virginia and has been a lifelong Canton resident. Mr. Diamond is also a director of Ohio Legacy Bank.
Daniel H. Plumly (age 54)
Director since 1999, independent, Chairman and Secretary
Since 1981, Mr. Plumly has been a member of Critchfield, Critchfield & Johnston, Ltd., and currently serves as its Managing Member. The law firm has five offices located in north central Ohio. Mr. Plumly served on the Board of Directors of Signal Corporation and Signal Bank, N.A., from 1986 to 1999. Mr. Plumly graduated from Muskingum College in 1975 with a B.A. in History, where he currently sits on his alma mater’s Board of Trustees, and received his J.D. from Case Western Reserve University in 1978. Mr. Plumly is a past President of Meals on Wheels of Stark and Wayne Counties and currently serves on that Board. Mr. Plumly has been involved in coaching youth football, basketball and lacrosse. He also serves as a member of the Board of Trustees of the United Methodist Church and is a member of the Wayne County Children Services Advisory Board. Mr. Plumly previously served on the board of Goodwill Industries of Wayne County, Inc., Board of Directors of Main Street, Inc., as President and Trustee of the Wooster Lacrosse Club, as President of the Board of Trustees of Wooster Country Club and as Chairman of the Board of Governors of Wooster Country Club. Mr. Plumly is also a director of Ohio Legacy Bank.
D. William Allen (age 56)
Director since 1999, Independent
Mr. Allen is the Chief Financial Officer of the National Football League Hall of Fame in Canton, Ohio. Prior to assuming his post with the Hall of Fame Mr. Allen served as Chief of Staff and Director of Budget for the City of Canton, Ohio. Mr. Allen also is President of SPC Realty Company since 1994, a real estate investment company. From 1994 to 1997, Mr. Allen served as the President, Chief Operating Officer and owner of Service Packaging Corporation. Mr. Allen is a past President of Congress Lake Club and Secretary of the Board of Governors of Mercy Medical Hospital. Mr. Allen is involved at several levels with the Pro Football Hall of Fame Festival, where his involvement spans 28 years, and served as its General Chairman in 1993. Mr. Allen served as Chairman of the Board of Trustees of the Greater Canton Chamber of Commerce in 2002 and is currently serving as its Treasurer. He also served as President of Meals on Wheels of Stark and Wayne Counties in 1999 and 2000. Mr. Allen is also a director of Ohio Legacy Bank.
Scott J. Fitzpatrick (age 55)
Director since 1999, Independent
Since 1973, Mr. Fitzpatrick has served as a partner in Fitzpatrick Enterprises in Canton, Ohio. Mr. Fitzpatrick is primarily involved in the development of commercial real estate for his own portfolio. He is also a director of Ohio Legacy Bank.

EXECUTIVE OFFICERS
Mr. Kramer is the President and CEO of the Company. His biographical information appears above.
Steven G. Pettit resigned from the company effective December 31, 2007. At the time Mr. Pettit was serving as Senior Vice President, Senior Lending Officer and Regional President of the Stark County Region of the Bank.
Robert E. Boss resigned from the company effective September 20, 2007. At the time, Mr. Boss was a Senior Vice President and Regional President of the Holmes County Region of the Bank.
Gregory Spradlin, age 51 is Senior Vice President and Chief Credit Officer, Ohio Legacy Bank, N.A. Mr. Spradlin joined the company in April of 2007; from August of 2006 until March of 2007, Mr. Spradlin worked with the company as a consultant focusing on Sarbanes Oxley compliance. Prior to his employment with the company he was a Senior Vice President and Market Executive for Integra Bank from 2001 until 2005. From 1991 until 2005 Mr. Spradlin served in various capacities with US Bank, finishing as Senior Vice President – Financial Institutions Division. From 1985 until 1991 he served as President of the First National Bank of Louisa, in Louisa, Kentucky. Mr. Spradlin is a Certified Public Accountant and a graduate of the University of Kentucky.
Derek Williams, age 49 is Senior Vice President and Chief Deposit Officer, Ohio Legacy Bank, N.A, which he joined in October 2005. Mr. Williams previously served as Senior Vice President – Chief Deposit Officer, Unizan Bank, N.A. where he was employed for over 27 years. Mr. Williams graduated from GlenOak High School and has been a resident of the Canton area his entire life. Mr. Williams has been active in various social and civic activities and is a graduate of the 16th class of Leadership Stark County.
Scott E. Dodds, age 45 is Senior Vice President and Chief Banking Officer, Ohio Legacy Bank, N.A., which he joined in July 2006. Mr. Dodds has over 22 years of banking experience most recently serving as Executive Vice President of Retail Banking at Unizan Bank, N.A. where he was employed for over 12 years. Mr. Dodds graduated from the University of Akron with a B.S. Degree in Business Administration/Finance. He is also a graduate of the Stonier Graduate School of Banking at the University of Delaware and the BAI Graduate School of Executive Bank Management at Emory University. Mr. Dodds has lived in the Akron-Canton area his entire life. He is active in various community activities including being President of J.R. Coleman Outreach Services and is a graduate of the 9th class of Leadership Stark County.

COMPENSATION OF DIRECTORS
Director Compensation
The following table details the fees paid each non-employee director for attendance at board and committee meetings:

				Corp.
				Governance
	Board	Asset	Audit &	and	Credit Risk
	Meeting	Liability	Compliance	Nominating	Management	Compensation	Executive	Investment

Chairman of the Board	$1,000
Director	$250
Committee Chair	N/A	*	$300	$200	*	$200	$200	*
Committee Member	N/A	$150	$200	$150	$150	$150	$150	$150

*	Denotes committees chaired by Executives of the Company
The following table summarizes the fees paid to non-employee directors for their attendance at each committee meeting:

	Fees
	Earned		2007 Option
	or Paid	Stock	Grant Fair	Total
	in Cash	Awards	Value as of	2007 Compensation
Name	($)	($)	Grant Date	($)

D. William Allen	5,300	NA	0	5,300
William T. Baker (2)	1,450	NA	0	1,450
Robert F. Belden	4,750	NA	0	4,750
J. Edward Diamond	6,350	NA	0	6,350
Scott J. Fitzpatrick	5,850	NA	0	5,850
Randy Jones (2)	1,600	NA	0	1,600
Gregory A. Long	8,550	NA	0	8,550
Daniel H. Plumly	13,500	NA	0	13,500
Thomas W. Schervish (2)	4,000	NA	0	4,000
Melvin J. Yoder	4,300	NA	0	4,300

(1)	The aggregate number of outstanding options and warrants for each of the above are: Allen – 17,000, Belden – 22,000, Diamond – 24,000, Fitzpatrick – 25,000, Long – 25,000, Plumly – 58,500, Schervish – 25,000 and Yoder – 4,000.

(2)	Messrs. Baker, Jones and Schervish are reported as members of the Board of Ohio Legacy Bank, N.A. Messrs. Baker and Jones resigned from the Ohio Legacy Bank board in the second quarter of 2007.
In addition, subject to compliance with the restrictions and requirements of the FDIC stock benefit plan policy, each non-employee director of the Company and its subsidiary will receive automatic awards of nonqualified stock options under the Company’s Omnibus Stock Option, Stock Ownership and Incentive Plan (Stock Ownership Plan) consisting of initial options to purchase 2,500 common shares of the Company awarded on the date of commencement of service as a non-employee director, and, thereafter, annual options to purchase up to 1,000 common shares of the Company. Initial options vest and become exercisable over a period of five years at the rate of 20% per year, while annual options vest and become exercisable upon the anniversary of the grant dates. For fiscal year 2007, the Company did not grant any options to non-employee directors.

COMPENSATION OF EXECUTIVE OFFICERS
Compensation Discussion and Analysis
     Compensation Objectives
The general philosophy of the Company’s Executive Compensation Program is to provide compensation designed to enhance shareholder value by attracting and retaining competent management executives. Annual compensation consists of salary and bonus awards, and long-term incentive compensation consists of stock options. The Compensation Committee works to establish compensation and incentive plans to align the financial interests of the Company’s executive officers to the interests of its shareholders, as well as to attract and retain talented leadership. In making decisions affecting executive compensation, the committee reviews the nature and scope of the executive officer’s responsibilities as well as his or her effectiveness in supporting the Company’s long-term goals. The committee considers the compensation practices of other companies of similar size and complexity to determine an appropriate level of executive compensation.
     Compensation Components
Total compensation for executives comprises base salaries, annual cash bonus opportunities, long-term equity awards, retirement savings plan contributions, severance protection and other benefits and perquisites. To determine compensation for the executive officer group compensation survey data is used to assure that the compensation program remains competitive and within market expectations. Specific compensation data is also gathered from peer financial services companies, with special attention paid to peers within the same geographical areas, through public disclosures. The various components of executive compensation reflect the following:
     Base Salary
The primary purpose of base salary is to pay for the qualifications, experience and demonstrated ability to exercise the skill set required of the position, broadly consistent with market practices. Adjustments in base salary are tied directly to the performance of the individual consistent with the performance evaluation conducted for the executive, whether by the CEO or by the committee. Base salary is reviewed annually, with no guarantee or pre-existing commitment of adjustment. Pay is also reviewed annually by position for the need for market adjustments in those instances where base salary has changed faster than anticipated or where additional duties and responsibilities have been added to the position.
     Incentive Plans
On January 1, 2006, the committee implemented an Incentive Bonus Plan for Messrs. Kramer, Dodds, Spradlin and Williams. Under the Incentive Bonus Plan an Incentive Bonus Pool is created to be allocated to each Incentive Bonus Plan participant based upon specific financial and personal performance goals. The Incentive Bonus Plan seeks to first challenge executive officers to exceed financial performance goals in order to develop the incentive bonus pool, from which bonuses may be paid. Allocations are then made to participants based on their ability to meet other specific criteria. The bonus pool is created if actual net earnings exceed budgeted net earnings. If budgeted net earnings are met, the pool is equal to 10% of earnings before income taxes. Messrs. Kramer, Dodds, Spradlin and Williams are eligible to earn incentive compensation equal to 40.0%, 22.5%, 22.5% and 15.0%, respectively, of the bonus pool. If the incentive bonus pool does not have enough funds to meet the sum of those bonuses, at the sole and complete discretion of the committee, allocations may be made on a pro rata share basis. If the incentive bonus pool exceeds the sum of the bonuses prescribed, the committee may, at its sole and complete discretion, further allocate the pool among participants in a manner of its own choosing, or it may withdraw those funds from the pool and not allocate it further. No awards were made under this plan for 2007.

     Long Term Incentives
The purpose of the long term incentive program is to align the interests of the executive group as closely as possible with those of the shareholders of the company. It is the committee’s opinion that stock ownership is the best way to accomplish this, followed by stock option grants. The Compensation Committee approves all option grants to executive officers under the Stock Ownership Plan. During 2007, the committee granted options to Mr. Spradlin to purchase an aggregate of 5,000 shares of stock at an exercise price of $8.28 per share. These options were granted at an exercise price that was equal to the fair value (market closing price on the date of the grant) of the Company’s common shares on the date of grant. The executive officer group as a whole increased their stock ownership significantly during the last quarter of 2007, with the stock at historically low values. The opportunity to buy at these prices was driven by the market and, in part the Company’s and industry’s performance. This unique timing allowed those who purchased shares to do so at what the committee believes to be “discounted” values. As a result of this and other performance related factors, the committee did not grant any additional options in 2007 and does not anticipate any option grants in 2008.
     Other Post-Employment Benefits
The Company maintains The Ohio Legacy Bank 401(k) Retirement Plan, (the “Plan”) a qualified 401(k) plan. The Plan provides a 1% match on the first 4% of cash contributed to the plan by employees, for all employees. The Plan provides investment alternatives in large, mid, and small capitalization stock funds, international stock funds, fixed income funds and OLCB stock.
     Tax Deductibility of Executive Compensation
The Compensation Committee also considers the potential impact of Section 162(m) of the Internal Revenue code of 1986, as amended, which disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for the CEO and other executive officers, other than compensation that is performance-based under a plan that is approved by the shareholders of the corporation. Based on these requirements, the committee has determined that Section 162(m) will not prevent the Company from receiving a tax deduction for any of the compensation paid to executive officers during 2007.
     Other Benefits and Perquisites
All employees of the Company are eligible for the same comprehensive benefit program that addresses short and long term disability, life insurance, medical insurance and vacation. In addition Mr. Kramer and Mr. Spradlin have the use of Company owned vehicles as their positions require regular travel and our analysis has determined that these vehicles and their operation are less expensive than usual and customary mileage reimbursement rates. Mr. Kramer has access to a bank owned country club membership for the purpose of relationship building with clients and prospects.
     Potential Payments upon Termination or Change in Control
The Company and Ohio Legacy Bank, N.A., have entered into an employment agreement with Mr. Kramer and change in control agreements with Messrs. Williams, Dodds and Spradlin.
The following summary of the payments that Messrs. Kramer, Williams, Dodds and Spradlin would receive upon a termination, change in control or diminution in duties as described below assumes that the termination, change in control or diminution in duties occurred on December 31, 2007 and the relevant stock price is the closing market price of the Company’s stock on that date, which was $5.12.
In the event of a change in control of the Company, Mr. Kramer has the right to terminate his employment and to receive a severance payment equal to 2.99 times the current annual compensation (base salary plus the bonus awarded to the executive in the Company’s most recently completed fiscal year) and to have any unvested stock options accelerated. In the event that a change in control occurred, Mr. Kramer would receive a severance payment of $598,000 and his accelerated stock options would be valued at $0. In the event that Mr. Kramer suffered a diminution of duties unrelated to a change in control of the Company and elected to terminate his employment, he would receive a payment in an amount equal to one times his current annual compensation and all unvested stock options held by that executive would vest. Mr. Kramer would receive a payment of $200,000 and his accelerated stock options would be valued at $0. The agreement renews annually, automatically, for an additional year unless either party furnishes at least 60 days prior notice to the other of its intent to terminate the agreement.

In the event of a change in control of the Company which leads to a material diminution of duties, responsibilities or benefits within two years of the change in control, Messrs. Williams, Dodds and Spradlin have the right to terminate their employment and to receive a severance payment equal to 2.99 times the current annual compensation and to have any unvested stock options accelerated. If the above named executive is discharged by the Company other than for cause and there is an announcement of a potential change in control within three months of the discharge and such change in control occurs within one year of the discharge, they are entitled to the same severance payment. In the event that a change in control occurs, Mr. Williams would receive a severance payment of $288,535 and his accelerated stock options would be valued at $0, Mr. Dodds would receive a severance payment of $388,700 and his accelerated stock options would be valued at $0, and Mr. Spradlin would receive a severance payment of $373,750 and his accelerated stock options would be valued at $0.
In the event that the employment of Messrs. Kramer, Dodds, Spradlin or Williams is terminated (other than in a connection with a change in control or diminution of duties), the value of the unvested stock options that will accelerate is as follows: Mr. Kramer $0, Mr. Dodds $0, Mr. Spradlin $0 and Mr. Williams $0.
No other termination benefits, voluntary or involuntary, or retirement benefits are available to the Executive Officer Group.

     Summary Compensation Table

							Change in
							Pension Value
							and
							Nonqualified	All Other
						Non Equity	Deferred	Comp-
		Salary	Bonus	Stock	Option	Incentive Plan	Compensation	ensation
Name and Principal		($)	($)	Awards	Awards	Compensation	Earnings	($)	Total
Position	Year	(1)(5)	(2)	($)	($)	($)	($)	(3)(4)(5)	($)
D. Michael Kramer	2007	200,000	—	N/A	—	N/A	N/A	7,849	207,849
President and Chief Executive Officer

Steven G. Pettit (6)	2007	140,000	—	N/A	—	N/A	N/A	11,685	151,685
Former Senior Lending Officer and President — Stark County Region

L. Dwight Douce (6)	2007	36,610	—	N/A	—	N/A	N/A	799	37,409
Former Executive Vice President

Scott Dodds	2007	130,000	—	N/A	—	N/A	N/A	—	130,000
Senior Vice President — Chief Banking Officer

Robert E. Boss (6)	2007	83,157	—	N/A	—	N/A	N/A	3,156	86,313
Former Senior Vice President of Commercial Lending and President — Holmes County Region

Gregory Spradlin	2007	103,914	—	N/A	5,000	N/A	N/A	19,279	142,043
Senior Vice President — Chief Credit Officer

Derek Williams	2007	96,500	—	N/A	—	N/A	N/A	972	97,472
Senior Vice President — Chief Deposit Officer

(1)	Mr. Kramer will receive no increase in base salary for 2008.

(2)	Bonus amounts are reported in the year in which they are earned. Payment is made to the executive in the following fiscal year.

(3)	Includes employer match on 401(k) as follows: Kramer — $2,007, Pettit — $1,514, Douce — $414, Williams — $972.

(4)	Includes dues for country club membership as follows: Kramer — $5,842, Douce — $386, Pettit - $4,015 and Boss — $3,156.

(5)	Other annual compensation includes taxable fringe benefits for automobile and living expenses of $19,279 for Mr. Spradlin.

(6)	Mr. Douce retired from the Company effective January 24, 2007. His retirement terminated any and all previous agreements concluded between Mr. Douce and the Company. Mr. Boss resigned from the Company effective September 21, 2007. His resignation terminated any and all existing agreements concluded between Mr. Boss and the Company. Mr. Pettit resigned from the Company effective December 31, 2007. His resignation terminated any and all agreements concluded between Mr. Pettit and the Company.
For a description of the employment agreements please see “Potential Payments Upon Termination or Change in Control” listed below. For a description of the Company’s stock ownership plan please see “Compensation Discussion and Analysis” listed below.

     Option Grants In Last Fiscal Year
The following table sets forth information regarding stock option grants to the named executives during the 2007 fiscal year. All options were awarded at exercise prices that were equal to the closing market price of the Company’s common shares on the date of grant and vest on the third anniversary of the grant date. Any unexercised shares lapse on the earlier of 10 years from the grant date or 90 days after termination of employment with the Company.
Grants of Plan Based Awards

				All Other	All Other
				Stock	Option Awards:
				Awards:	Number of
		Estimated future Payouts		Number	Securities
		Under Equity Incentive		of Shares	Under-	Exercise or Base
		Plan Awards		of Stock	lying	Price
			Maximum	or Units	Options	of Option Awards
Named Executive	Grant Date	Target (#)	($)	(#)	(#)	($/Sh)
D. Michael Kramer	N/A	—	—	—	N/A	N/A
Scott Dodds	N/A	—	—	—	N/A	N/A
Gregory Spradlin	N/A	—	—	—	5,000	$ 8.28
Derek Williams	N/A	—	—	—	N/A	N/A
     Aggregated Option Exercises and Fiscal Year-End Option Value Table
No stock options were exercised by the named executives during fiscal years 2007 or 2006.
The following table sets forth certain information concerning the value of unexercised stock options granted under the Stock Ownership Plan and held as of December 31, 2007, by the named executives.

Outstanding Equity Awards at Fiscal Year-End

					Equity
					Incentive
					Plan Awards:
	Number of		Number of		Number of
	Securities		Securities		Securities
	Underlying		Underlying		Underlying	Option
	Unexercised		Unexercised		Unexercised	Exercise	Option
	Options (#)		Options (#)		Unearned	Price	Expiration
Named Executive	Exercisable		Unexercisable		Options (#)	($)	Date
D. Michael Kramer	15,000		—		N/A	12.000	4/28/2015
	—		4,000	(1)	N/A	9.523	5/16/2016

Steven G. Pettit	10,000	(5)	—		N/A	10.000	3/31/2008
	5,000	(5)	—		N/A	8.500	3/31/2008
	4,000	(5)	—		N/A	12.000	3/31/2008
	4,000	(5)	—		N/A	12.000	3/31/2008

Gregory Spradlin	—		5,000	(4)	N/A	8.280	5/1/2017

Scott Dodds	—		3,000	(3)	N/A	9.050	7/19/2016

Derek Williams	—		5,000	(2)	N/A	9.220	10/3/2015
	—		2,000	(1)	N/A	9.523	5/6/2016

(1) These options vest on May 16, 2009.
(2) These options vest on October 3, 2008.
(3) These options vest on July 19, 2009.
(4) These options vest on May 1, 2010.
(5) Mr. Pettit resigned from the Company effective December 31, 2007; as a result, these options will expire on March 31, 2008.
     Pension Benefits
The Company does not provide a pension benefit.
     Nonqualified Deferred Compensation
The Company does not have any nonqualified deferred compensation plans.
Compensation Committee Composition and Data Sources
The Compensation Committee comprises three independent directors, tasked with the role of overseeing the compensation philosophy of the company and monitoring of external compensation data and the competitiveness of the Company’s programs. The committee utilized publicly disclosed information from the following sources for their review of compensation practices:

Consumers Bancorp Incorporated	Minerva, OH
CSB Bancorp	Millersburg, OH
Killbuck Bancshares Incorporated	Killbuck, OH
National Bancshares Corporation	Orrville, OH
Wayne Savings Bancshares	Wooster, OH
Western Reserve Bancorp	Medina, OH

These companies range in size from $158.0 million to just over $400.0 million in assets and generally represent similar levels of complexity as compared to OLCB.
Additionally, the committee receives and reviews the Crowe Chizek and Company Bank Compensation Survey, which annually details the compensation practices of over 500 community banks in over 30 states, ranging in sizes from $100.0 million to over $5.0 billion in asset size.
The Summary Compensation Table under Compensation of Directors and Executive Officers above details other information regarding compensation and benefits paid to the CEO; Mr. Kramer’s employment agreement is described in “Potential Payments Upon Termination and Change of Control” above.
The committee requires the CEO to make recommendations based on performance, peer salary data and industry salary data for the remaining Executive Officers. Mr. Kramer reviewed peer salary data from the same peer group as was the basis of the CEO salary review and regional and national salary data. He also reviewed performance against individual goals for each of the Executive Officers. The committee reviewed and approved Mr. Kramer’s recommendations for the base salary element of compensation for Messrs. Dodds, Spradlin and Williams.
Compensation Committee Report
The Compensation Committee has reviewed and discussed with management the compensation discussion and analysis set forth above. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the compensation discussion and analysis be included in this proxy statement and in the Annual Report on Form 10-K for the year ended December 31, 2007, filed by the Company with the Securities and Exchange Commission.
Submitted by the Compensation Committee
Robert F. Belden, Chairperson
D. William Allen
J. Edward Diamond

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of Management and Directors
Information is set forth below regarding beneficial ownership of common shares of the Company by each current director, each nominee, each named executive officer and all directors and executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his common shares. The information set forth below is as of March 1, 2008.

		Common Shares
		Underlying
	Common	Warrants and
	Shares	Options		Percent
	Beneficially	Exercisable		Of
Name	Owned	Within 60 Days	Total	Class
D. William Allen	13,000	17,000	30,000	1.2%
Robert F. Belden	109,700	22,000	131,700	5.4
J. Edward Diamond	175,000	24,000	199,000	8.1
Scott E. Dodds	2,500	—	2,500	*
Scott J. Fitzpatrick	90,000	25,000	115,000	4.7
D. Michael Kramer	12,950	15,000	27,950	1.1
Gregory A. Long	46,658	25,000	71,658	2.9
Steven G. Pettit	18,300	23,000	41,300	1.7
Daniel H. Plumly	35,679	58,500	94,179	3.8
Thomas Schervish	64,154	25,000	89,154	3.6
Gregory Spradlin	—	—	—	*
Derek Williams	6,500	—	6,500	*
Melvin J. Yoder	2,150	4,000	6,150	*
All Directors and Executive Officers as a Group (13 persons)	576,591	238,500	815,091	33.2%

*	- Ownership less than 1%

Security Ownership of Certain Beneficial Owners
Information is provided below about each person known by the Company to be the beneficial owner of more than 5% of its outstanding common shares at March 1, 2008.

		Common Shares
	Common	Underlying
	Shares	Warrants and
Name and Address of	Beneficially	Options Exercisable		Percent of
Beneficial Owner	Owned	Within 60 Days	Total	Class (4)
Wellington Management Company, LLP (1)	194,200	- 0 -	194,200	8.8%
75 State Street Boston, Massachusetts 02109

J. Edward Diamond (2)	175,000	24,000	199,000	8.9
P.O. Box 9187 Canton, OH 44711

Tontine Financial Partners, L.P. (1)	169,315	- 0 -	169,315	7.6
Tontine Management, L.L.C. Jeffrey L. Gendell 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830

Robert F. Belden (2)	109,700	22,000	131,700	5.9
P.O. Box 20910 Canton, Ohio 44701

James R. Smail (3)	119,978	- 0 -	119,978	5.4%
2285 Eagle Pass Wooster OH 44691

(1)	Obtained ownership share through NASDAQ Corporate Services Network.

(2)	Obtained ownership share through direct contact with the Company.

(3)	Obtained ownership share from Schedule 13D filed December 20, 2007 by James R. Smail; includes 65,000 shares held by J.R. Smail Inc. over which Mr; Smail has sole voting and dispositive power.

(4)	Calculated based on the number of shares outstanding as of March 1, 2008.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
During fiscal year 2007, certain directors and executive officers and their associates were customers of, or had transactions with the Company’s subsidiary, Ohio Legacy Bank, N.A. All outstanding loans that were part of such transactions were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and did not involve more than a normal risk of loss or present other unfavorable features. The Company expects that similar transactions will occur in the future.
Loans to individual directors and officers also must comply with Ohio Legacy Bank’s lending policies, regulatory restrictions and statutory lending limits, and directors with personal interest in any loan application are excluded from the consideration of that loan application. As of December 31, 2007, the aggregate balance of all such loans was approximately $4.0 million, or 3.0% of the total net loans then outstanding.
The Ohio Legacy Bank’s Holmes County banking center was leased from an entity that was owned by Messrs. William T. Baker and Randy G. Jones, who were each directors of Ohio Legacy Bank. This lease was terminated on September 21, 2007 concurrent with the closing of the sale of the Holmes County office to First-Knox National Bank. Messrs. Baker and Jones resigned from the Bank board in the second quarter of 2007.

During fiscal year 2007, the law firm of Critchfield, Critchfield & Johnston, Ltd., and an affiliated company, Heartland Title Agency, provided legal and other services to the Company and Ohio Legacy Bank. Mr. Plumly is the Chairman and Secretary of the boards of the Company and Ohio Legacy Bank and also is the Managing Member of the law firm of Critchfield, Critchfield & Johnston, Ltd. During 2007, the Company and Ohio Legacy Bank paid $144,472 to the law firm of Critchfield, Critchfield & Johnston, Ltd., and $2,241 to Heartland Title Agency. Management and the board believe the cost of services they provided is comparable to that available from a non-affiliated firm.
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (SEC). Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.
Based on a review of Forms 3, 4 and 5 and amendments thereto, completed and submitted by the Company on behalf of the officers and directors, it has been determined that one Form 4 was filed late on behalf of Mr. Schervish for shares purchased during 2007.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Audit and Compliance Committee has the sole authority to select, compensate, oversee, evaluate and, where appropriate, replace the Company’s independent auditor. Additionally, the charter requires the Audit and Compliance Committee to review and approve in advance any audit and non-audit services to be provided by the Company’s independent auditor, other than “prohibited non-auditing services.” The committee has the sole authority to make these approvals, although such approval has been delegated to the Chairman of the Audit and Compliance Committee. Any actions taken by the Chairman are subsequently presented to the committee for ratification. The committee approved all services provided by the Company’s independent auditor in 2007.
Crowe Chizek and Company LLC has acted as the principal independent accountant of the Company since October 2000. The Audit and Compliance Committee has appointed Crowe Chizek to continue as the Company’s independent external auditors for fiscal year 2008. Representatives of Crowe Chizek will be at the 2008 Annual Meeting of Shareholders. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions. During 2007 and 2006, the Company paid fees in the aggregate of $134,510 and $99,450, respectively, to Crowe Chizek for various accounting services. Those fees and services are detailed below.
Audit Fees
The following table summarizes the aggregate fees billed for each of the last two fiscal years for professional services rendered by Crowe Chizek for the audit of the Company’s annual financial statements and the review of financial statements included in the Company’s Forms 10-QSB and 10-KSB:

	2007	2006
Audit fees	$126,360	$89,500
Audit related fees	—	—
All other fees	—	—

Total audit fees	$126,360	$89,500

Tax Fees
The Company engaged Crowe Chizek to assist management with the preparation of the Company’s 2007 and 2006 federal income tax returns and the State of Ohio franchise tax returns. Fees related to these tax compliance services were $8,150 and $9,950 during fiscal years 2007 and 2006, respectively. Crowe Chizek did not perform tax planning services on a contingency fee basis.
Audit-Related and All Other Fees
There were no other services provided by Crowe Chizek during 2007 and 2006 that are not reported in the sections above.
INFORMATION REGARDING BOARD MEETINGS AND
COMMITTEES OF THE BOARD OF DIRECTORS
During 2007, the Board of Directors of the Company met 12 times. Additionally, the independent directors of the Company met one time during 2007 without members of management and employee directors present. During 2007, each director attended at least 75% of the total number of meetings of the Board of Directors of the Company and the board committees on which he served. Although the Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company’s Annual Meeting of Shareholders, directors are encouraged to attend and historically have done so.
Corporate Governance Program
In order to place an enhanced focus on the processes utilized by the Company in the conduct of its business, the Company’s Board of Directors has implemented a corporate governance program. The highlights of the program are as follows:
▪	the positions of CEO and Chairman are held by different people. The separation of these offices provides focused leadership at the board level that is independent of management;

▪	charters have been adopted for the Corporate Governance and Nominating Committee, the Audit and Compliance Committee, Compensation Committee and the Executive Committee;

▪	the board has adopted and implemented a Code of Ethics for Senior Financial Officers, a Director Code of Conduct and a Code of Business Conduct and Ethics for all employees of the Company and its subsidiary;

▪	the Board of Directors established a Corporate Governance and Nominating Committee that is responsible for implementing the corporate governance program and any additional requirements mandated by law or deemed necessary or appropriate by the Board of Directors; and

▪	the Audit and Compliance Committee has developed a process for the receipt, retention and investigation of anonymous submissions by employees or external parties of concerns regarding questionable accounting or auditing matters.

Charters for the Audit and Compliance Committee, the Nominating and Corporate Governance Committee, the Compensation Committee and the Executive Committee, as well as the Codes of Conduct and Ethics, are available, free of charge, on the Company’s website, http://www.ohiolegacycorp.com. The development and implementation of this corporate governance program is intended to be proactive in nature, comprehensive in scope and forceful in application. The goal of this program is to establish a governance process that fosters, promotes and mandates that appropriate actions are taken and appropriate behavior is maintained, at both the corporate and employee level, to ensure the ongoing success of the Company.
Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee comprises three directors whom the board has determined are independent under rules of the NASD. Messrs. Belden, Diamond and Fitzpatrick are members, with Mr. Diamond serving as the committee chairperson. The members of this committee are appointed by the Board of Directors and each may be removed, with or without cause, by a majority vote of the Board of Directors. The Corporate Governance and Nominating Committee met five times during 2007.
A summary of the duties of the Corporate Governance and Nominating Committee is as follows:
▪	make recommendations regarding the size and composition of the board, determine the appropriate committee structure of the board and recommend board committee assignments and any changes to such assignments;

▪	establish criteria for the selection of new directors to serve on the Board of Directors and identify individuals qualified to become board members;

▪	make recommendations to the board regarding the director nominees for the next Annual Meeting of Shareholders or the filling of any vacancies on the board;

▪	oversee the evaluation of the board and the board’s effectiveness in fulfilling its role, including a review and evaluation, at least annually, of the performance of the Nominating and Corporate Governance Committee, and make periodic recommendations for improving the board’s effectiveness, at least annually;

▪	act as a forum to hear special concerns relating to substantive and material issues that might arise which require the attention of non-employee directors; and

▪	develop and recommend to the board a set of corporate governance principles applicable to the Company.
Director qualifications and nominations
The committee’s goal is to assemble a Board of Directors that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. Although the committee has not adopted specific minimum criteria for director nominees, the committee considers the following factors when evaluating nominees:
▪	the appropriate size of the Company’s Board of Directors;

▪	specific needs of the Company with respect to the particular talents and experience of its directors;

▪	the knowledge, skills and experience of nominees, including experience in business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board;

▪	experience with accounting rules and practices and the financial services industry; and

▪	the desire to balance the benefit of continuity with the fresh perspective provided by new members.
The committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination. If any member of the board does not wish to continue in service, or if the committee decides not to nominate a member for re-election, the committee first considers the appropriateness of the size of the board. If the committee determines the board seat should remain and a vacancy exists, the committee identifies the desired skills and experience of a new nominee in light of the factors described above. The committee may poll existing board members for candidates or engage a third party to identify, evaluate or assist in the selection of a candidate to fill the vacancy for the unexpired term. To date, the committee has not utilized or paid a third party to assist in the process of identifying and evaluating candidates
Nominations of candidates for election as directors of the Company may be made at a meeting of shareholders by or at the direction of the directors, by any nominating committee or person appointed by the directors, or by any shareholder of the Company entitled to vote for the election of directors who complies with the notice procedures set forth in the Company’s Code of Regulations. Nominations by shareholders are to be made pursuant to timely notice in writing to the Secretary of the Company, as described more fully under “Shareholder Proposals for the 2009 Annual Meeting” below.
Such shareholder nominations must set forth:
(a)	as to each person who is not an incumbent director whom the shareholder proposes to nominate for election as a director:
(i)	the name, age, business address and residence address of such person;

(ii)	the principal occupation or employment of such person;

(iii)	the class and number of shares of the Company which are beneficially owned by such person; and

(iv)	any other information relating to such person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934 (or any comparable successor rule or regulation under such Act),
     and
(b)	as to the shareholder giving the notice:
(i)	the name and record address of such shareholder; and

(ii)	the class and number of shares of the Company that are beneficially owned by the shareholder. Such notice shall be accompanied by the written consent of each proposed nominee to serve as a director of the Company, if elected.
To date, the Company has not received a shareholder nominee for director.
According to Section 10 of the Company’s Code of Regulations, except as otherwise provided by Ohio law, any director(s) may be removed from office, with or without assigning any cause, by the affirmative vote of at least eighty percent (80%) of the outstanding voting stock present in person or represented by proxy, entitled to vote in respect thereof, at an annual meeting or at any special meeting duly called.
Shareholder communications and proposals
The Company’s Code of Regulations provides guidance for shareholders as to the information required to be submitted to the Company and the manner of communications with the Board of Directors, as well as defining timely submissions by shareholders. The information required by the Code of Regulations related to shareholder nominees to the Board of Directors is provided above under “Director qualifications and nominations.” Timely submissions and the manner of their delivery are described under “Shareholder Proposals for the 2009 Annual Meeting” below.
Compensation Committee
The Compensation Committee of the Board of Directors comprises three directors, each of whom has been determined by the Board of Directors to be independent under NASD rules and satisfies the requirements of an outside director for purposes of Section 162(m) of the Internal Revenue Code. The members of the committee may be removed, with or without cause, by a majority vote of the Board of Directors. Messrs. Belden, Diamond and Allen currently serve on the committee. The committee met four times during 2007.
Under the committee’s charter, the committee’s primary duties include:
▪	approving corporate goals and objectives relevant to the compensation of the CEO and reviewing and approving the goals and objectives of executive officers as proposed by the CEO;

▪	reviewing and evaluating the performance of the CEO, executive officers and key employees of the Company in light of the goals and objectives of the Company and approving their annual compensation packages, including base salaries and bonuses, stock options and other stock-based incentives, variable pay amounts and variable pay metrics, based on these evaluations;

▪	reviewing and approving executive incentive compensation plans and equity-based plans in which executive officers and members of the Board of Directors are eligible to participate; and

▪	supervising the administration of the Company’s incentive compensation and stock programs, and providing oversight with respect to the financial aspects of the Company’s benefit plans, including funding policies and investment performance.
Audit and Compliance Committee
The Company’s Board of Directors has created a separately-designated standing Audit and Compliance Committee which comprises four independent directors, as defined by Rule 10A-3 of the Exchange Act, Section 301(3)(B) of the Sarbanes Oxley Act of 2002, and applicable NASD rules. The Board of Directors has granted specific authority and responsibilities to the Audit and Compliance Committee through the Audit and Compliance Committee Charter. This charter was filed with the SEC and is available on the Company’s website. The Audit and Compliance Committee was formed with the purpose of, among other duties described in the charter, overseeing the Company’s accounting and financial reporting processes and audits of the Company’s financial statements. Messrs. Long, Fitzpatrick, Yoder and Allen are members of the Audit and Compliance Committee. The Audit and Compliance Committee met twelve times during 2007.
The Audit and Compliance Committee has designated Mr. Long to serve as the committee’s chairperson and the Company’s Audit Committee Financial Expert. The committee determined Mr. Long has an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of those principles in connection with the accounting for estimates, accruals and reserves. Mr. Long has an understanding of internal control over financial reporting and the functions of an audit committee. He acquired these attributes through his education and experience in preparing, auditing and analyzing financial statements.

The Audit and Compliance Committee has developed procedures for the receipt, retention and treatment of complaints received by the Company from shareholders regarding accounting, internal accounting controls or auditing matters and a process for receiving and investigating confidential, anonymous submission by employees of the Company or its subsidiary of concerns regarding questionable accounting or auditing matters. Any such submissions, as well as any other communications from shareholders, may be made to the Chairperson of the Audit and Compliance Committee at the following address and phone number:
Mr. Gregory A. Long
Long, Cook & Samsa, Inc., CPAs
505 North Market Street
Wooster, Ohio 44691
330-262-7111
Report of the Audit and Compliance Committee
The Audit and Compliance Committee has reviewed and discussed with the Company’s management the audited financial statements of the Company for the fiscal year ended December 31, 2007. The committee has also discussed with Crowe Chizek all matters required by Statements on Auditing Standards No. 61, Communications with Audit Committees. The committee has also received the written disclosures and the letter from Crowe Chizek required by Independence Standards Board Standard No. 1, and has discussed with Crowe Chizek its independence.
Based on the review and discussions noted above, the Audit and Compliance Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, for filing with the SEC.
Submitted by the Audit and Compliance Committee
Gregory A. Long, Chairperson
Scott J. Fitzpatrick
Melvin J. Yoder
D. William Allen
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
None of the members of the Board of Directors who served on the Compensation Committee during fiscal year 2007 were our officers or employees or had any relationship with us that would be required to be disclosed by us under Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING
To be considered timely, a shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 75 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 15th day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made.
The 2009 Annual Meeting of Shareholders of Ohio Legacy Corp is scheduled to be held on April 23, 2009. Any shareholder who intends to present a proposal at that meeting, and who wishes to have the proposal included in the Company’s proxy statement and form of proxy for that meeting, must deliver the proposal to the Company not later than November 15, 2008. Any shareholder who intends to present a proposal at the 2009 Annual Meeting other than for inclusion in the Company’s proxy statement and form of proxy must deliver the proposal to the Company no later than February 23, 2009 (60 days prior to the meeting), and no earlier than January 23, 2009 (90 days prior to the meeting), to be considered a timely submission. The Company reserves the right to exercise discretionary voting authority with respect to any untimely shareholder proposals.
All written submissions of candidates for nomination to the Board of Directors of the Company and other proposals for inclusion in the proxy statement or annual meeting should be made to the Secretary of the Company as follows:
Mr. Daniel H. Plumly
Critchfield, Critchfield & Johnston, Ltd.
225 N. Market Street
Wooster, Ohio 44691
The Secretary shall document the receipt of the notice and forward the notice to the Chairperson of the Corporate Governance and Nominating Committee for review and consideration by the entire committee.
OTHER MATTERS
The Board of Directors is unaware of any matters other than those outlined in this Proxy Statement that may be presented at the Annual Meeting for action on the part of the shareholders. In case any other matters should properly come before the Annual Meeting, or any adjournment thereof, it is the intention of the person named in the enclosed proxy to vote in accordance with his best judgment.

By Order of the Board of Directors

Daniel H. Plumly Secretary and Chairman
March 15, 2008

OHIO
LEGACY
CORP
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.
Please complete, date, sign and mail the
detached proxy card in the enclosed postage-prepaid envelope.

DETACH PROXY CARD HERE

OHIO LEGACY CORP THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Print your name(s) here

Signature

Signature, if jointly held

Date	,2008

NOTE: The signature(s) on this Proxy should correspond with the name(s) in which your shares are registered. When shares are registered jointly in the names of two or more persons, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. A proxy given by a corporation should be signed in the corporate name by the Chairman of its Board of Directors, its President, Vice President, Secretary or Treasurer.

IMPORTANT
THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE ^COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.
T

OHIO LEGACY CORP
PROXY

ANNUAL MEETING OF SHAREHOLDERS
April 24, 2008
This proxy is solicited on behalf of the Board of Directors of Ohio Legacy Corp
The undersigned hereby appoints Daniel H. Plumly, the proxy of the undersigned, with full power of substitution to vote all common shares of Ohio Legacy Corp, which the undersigned is entitled to vote at the Annual Meeting of shareholders of Ohio Legacy Corp, to be held April 24, 2008 as specified below:

1.	Election of Directors:		FOR	WITHHELD

	Class II:	01 Robert F. Belden	☐	☐

		02 Gregory A. Long	☐	☐

		03 Melvin J. Yoder	☐	☐

		04 Michael Kramer	☐	☐

		05 Thomas W. Schervish	☐	☐

2.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

Important: Please sign and date this proxy on the reverse side.